Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Employee Q&A re: ICC Filing

Why do we need to file with the ICC?
The Illinois Public Utilities Act requires the approval of the Illinois Commerce Commission, or ICC, for reorganization of a utility holding company in Illinois. Additionally, the ICC is charged with pursuing an appropriate balance between the interest of consumers and both emerging and existing service providers in accordance with applicable statute and rules. As a result, the ICC’s approval of the AGL Resources-Nicor merger is required.

Now that we’ve filed with the ICC, what are the next steps?
The ICC will have an 11-month window to act on the petition but it could make a ruling sooner. The ICC will issue the procedural schedule, including three rounds of testimony followed by one hearing, in the weeks following our filing.

We are asking the ICC for expedited approval in the filing. Why is that?
We are seeking expedited approval so that benefits of the merger can begin to be realized as soon as practicable.  We have respectfully requested an approval order from the ICC no later than October 1, 2011.

The filing includes AGL Resources’ commitment to establish its Distribution Operations headquarters in Naperville, Illinois. What does that entail, and what does it mean for Distribution Operations employees in Atlanta?
Given that Nicor Gas will be the largest single utility in the AGL Resources family of utilities, we agreed to establish our Distribution Operations headquarters in Illinois following the close of this transaction. Our Distribution Operations headquarters has been in Atlanta at the site of our largest utility, Atlanta Gas Light. Now with that dynamic shifting to Illinois and with the work ahead of us in integrating the two companies, it makes sense for the headquarters of Distribution Operations to be located in Illinois. Hank Linginfelter and a key team (yet to be determined) will be headquartered in, and will conduct the business of running those operations from, Illinois.

We expect many functions will remain in Atlanta, though determining which functions will be Atlanta-based and which will be based in Naperville will largely be the work of the functional Integration Teams currently being formed. As communicated last week, these teams will analyze current state metrics, financials and operating models; design and recommend operating models to fulfill integration strategy expectations; develop a business case to support all recommendations; and develop post-merger implementation plans. This process is critical to our efforts to ensure the best and most effective systems and processes are in place post-merger.

AGL Resources has maintained, and will continue to support, leadership that regionally manages the day-to-day operations of each utility. AGL Resources will still be a Georgia corporation with a strong presence in the state, including its corporate headquarters in Atlanta. However, as a multi-state operator for many years, we are not today, and will not be in the future, a Georgia-centric company.

Does AGL Resources’ commitment to maintain the headcount of Nicor Gas for at least three years mean that no one will be laid off during this time?
AGL Resources has agreed to maintain the number of full-time equivalent employees involved in the operation of the distribution business of Nicor Gas at a level comparable to current staffing for a period of three years following merger completion. This commitment assures that Nicor Gas will continue to have personnel who are familiar with the day-to-day obligations for operating its distribution, transmission and storage assets, as well as retain the expertise in procuring and managing its gas supply requirements.

As has been communicated previously, the focus of this integration is not headcount reduction. Inevitably, however, people and positions will be affected in order to successfully combine our two companies. The Transition Committee and Integration Teams will make certain that we minimize the impact to employees. Our ongoing pledge is to keep employees as informed as possible as we move through the transition period toward consummation of the merger.

The filing includes a new Operating Agreement and Services Agreement. What are the purposes of these agreements?
The Operating Agreement will govern transactions between Nicor Gas and its current affiliates, as well as with AGL Services Company. The proposed Operating Agreement is substantially similar to the current operating agreement approved by the ICC that has been in place for more than a decade.

The Services Agreement between Nicor Gas and AGL Services Company will allow AGL Resources and its affiliates to engage in transactions with Nicor Gas. This agreement will govern how the common costs allocated to AGL Services Company from Nicor Gas are treated, as well as allow AGL Services Company to provide services to Nicor Gas. This model is consistent with how AGL Services Company interacts with the other AGL Resources utility companies today.

Charged with balancing the interest of consumers with that of emerging or existing service providers, the ICC is particularly interested in the impact of the AGL Resources-Nicor merger on Nicor Gas customers. The following information addresses some of these concerns:

How does the merger benefit the customers of Nicor Gas?
First, our commitment as utility operators is to provide high-quality, safe and reliable service to our customers. There will be systems and processes that Nicor Gas does better than the AGL Resources’ utilities and some that AGL Resources’ utilities do better. We will seek to combine these best practices to benefit all our customers from a cost and a service perspective, helping us to mange cost escalations that are being experienced throughout the industry.

Longer term, we expect the combined company will provide opportunities to provide better service and mitigate future rate increases than would otherwise be required. High-quality service at reasonable rates is what Nicor Gas customers have come to expect and we intend to continue that tradition. A number of provisions of the agreement are designed to ensure that this is the case, and principle of these are the commitment of AGL Resources to maintain the number of full-time equivalent employees involved in the operation of Nicor Gas’ distribution business for three years following the close of the transaction, to honor the existing union contracts, and to continue the level of community involvement and support that Nicor has been providing to the communities it serves in Illinois.

Will the merger be disruptive to Nicor Gas customers?
No, it is extremely important that the transaction be seamless for Nicor Gas customers. We expect our Nicor Gas customers to receive the same service they currently are enjoying from the dedicated Nicor Gas employees they know and trust.

The distribution operations of Nicor Gas will remain essentially unchanged. Customers will continue to receive service from Nicor Gas in the same fashion with the same rates, terms and conditions. Customers should experience no reduction in service quality in terms of service continuity, call center availability, emergency response and related utility services.

Will the merger mean a rate change for Nicor Gas’ retail customers?
The merger should cause no adverse rate impacts on retail customers. We are not seeking a rate increase as a condition of the merger. As a holding company merger, we do not anticipate the realization of immediate savings for Nicor Gas, particularly given the commitments we made regarding the maintenance of workforce levels and honoring the existing union contract.

Moreover, Nicor Gas already is the low-cost provider of gas distribution service in Illinois. Nicor Gas customers should expect to continue receiving high-quality, safe and reliable service at reasonable rates.

Will the merger impact the competitive retail gas markets in Illinois?
No, the merger should have no significant adverse impact on the competitive retail gas markets in Illinois. Pursuant to the tariffs of Nicor Gas, its retail gas customers may purchase their gas supply from suppliers other than Nicor Gas and have the third-party gas supplies delivered to them over the gas distribution system of Nicor Gas.

Will the merger affect the ability of Nicor Gas to access the capital markets?
No, the merger will not impair the ability of Nicor Gas to raise capital on reasonable terms or to maintain a reasonable capital structure. Given the strong financial condition of AGL Resources and Nicor Gas itself, Nicor Gas will continue to have access to both long-term and short-term capital markets at reasonable cost.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.